Exhibit 99.2

INTERIM REPORT Consolidated Financial Statements First Quarter December 31, 2007

AXCAN PHARMA INC.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

	September 30,	December 31,
	2007	2007
		(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	179,672	310,898
Short-term investments, available for sale	129,958	6,200
Accounts receivable, net	36,674	43,043
Income taxes receivable	10,092	12,741
Inventories (Note 3)	26,706	30,395
Prepaid expenses and deposits	3,070	3,953
Deferred income taxes	15,955	16,999
Total current assets	402,127	424,229

Property, plant and equipment, net	31,197	32,255
Intangible assets, net (Note 4)	367,217	366,633
Goodwill, net	27,467	27,467
Deferred income taxes	4,603	5,561
Total assets	832,611	856,145

Liabilities

Current liabilities
Accounts payable and accrued liabilities	83,196	79,142
Income taxes payable	18,938	16,411
Instalments on long-term debt	527	448
Deferred income taxes	2,076	2,964
Total current liabilities	104,737	98,965

Long-term debt	122	83
Deferred income taxes	37,555	38,369
Total liabilities	142,414	137,417

Shareholders’ Equity

Capital stock
Preferred shares, without par value; unlimited shares authorized: no shares issued	—	—
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	—	—
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	—	—
Common shares, without par value; unlimited shares authorized: 55,374,561 issued and outstanding as at December 31, 2007 and 55,359,652 as at September 30, 2007	395,888	396,115
Retained earnings	249,371	271,699
Additional paid-in capital	9,089	10,104
Accumulated other comprehensive income	35,849	40,810
Total shareholders’ equity	690,197	718,728
Total liabilities and shareholders’ equity	832,611	856,145

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Operations

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007
	$	$

Revenue	78,819	92,890

Cost of goods sold (a)	19,214	22,431
Selling and administrative expenses (a) (Note 10)	22,145	32,593
Research and development expenses (a)	6,211	5,490
Depreciation and amortization	5,402	5,927
	52,972	66,441

Operating income	25,847	26,449

Financial expenses (Note 6)	1,783	215
Interest income	(2,068)	(3,647)
Gain on foreign currency	(110)	(47)
	(395)	(3,479)

Income before income taxes	26,242	29,928
Income taxes	8,741	7,600
Net income	17,501	22,328

Net income per common share
Basic	0.38	0.40
Diluted	0.34	0.39

Weighted average number of common shares
Basic	45,844,396	55,999,471
Diluted	55,203,936	56,848,715

(a) Exclusive of depreciation and amortization

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Shareholders’ Equity and Comprehensive Income

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007

Common shares (number)
Balance, beginning of period	45,800,581	55,359,652
Shares issued pursuant to the stock incentive plans for cash	135,224	14,909
Balance, end of period	45,935,805	55,374,561

	$	$
Common shares
Balance, beginning of period	262,786	395,888
Stock-based compensation on exercised options	—	37
Shares issued pursuant to the stock incentive plans for cash	758	190
Balance, end of period	263,544	396,115

Retained earnings
Balance, beginning of period	177,906	249,371
Net income	17,501	22,328
Balance, end of period	195,407	271,699

Additional paid-in capital
Balance, beginning of period	4,967	9,089
Stock-based compensation expense	1,101	1,019
Stock-based compensation on exercised options	—	(37)
Income tax deductions on stock options exercise	23	33
Balance, end of period	6,091	10,104

Accumulated other comprehensive income
Balance, beginning of period	21,765	35,849
Foreign currency translation adjustments	5,523	4,961
Balance, end of period	27,288	40,810
Total shareholders’ equity	492,330	718,728

Comprehensive income
Foreign currency translation adjustments	5,523	4,961
Net income	17,501	22,328
Total comprehensive income	23,024	27,289

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Consolidated Cash Flows

(in thousands of U.S. dollars)

(unaudited)

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007
	$	$

Operating activities
Net income	17,501	22,328
Non-cash items
Non-cash financial expenses	281	––
Depreciation and amortization	5,402	5,927
Loss on disposal and write-down of assets	970	––
Stock-based compensation expense	1,101	1,019
Foreign currency fluctuations	353	(5)
Deferred income taxes	1,004	(249)
Changes in working capital items
Accounts receivable	(1,109)	(5,891)
Income taxes receivable	(1,741)	(3,003)
Inventories	677	(3,050)
Prepaid expenses and deposits	(380)	(784)
Accounts payable and accrued liabilities	85	(3,527)
Income taxes payable	5,045	(2,567)
Cash flows from operating activities	29,189	10,198
Investing activities
Acquisition of short-term investments	(24,135)	––
Disposal of short-term investments	94,346	123,758
Acquisition of property, plant and equipment	(1,373)	(3,184)
Disposal of property, plant and equipment	60	—
Cash flows from investing activities	68,898	120,574
Financing activities
Repayment of long-term debt	(173)	(132)
Issue of shares	758	190
Cash flows from financing activities	585	58
Foreign exchange gain on cash
held in foreign currencies	113	396
Net increase in cash and cash equivalents	98,785	131,226
Cash and cash equivalents, beginning of period	55,830	179,672
Cash and cash equivalents, end of period	154,615	310,898

Additional information
Interest received	1,825	2,913
Interest paid	2,686	7
Income taxes paid	2,704	12,898

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

1.     Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company’s audited financial statements for the year ended September 30, 2007. The interim financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2007. When necessary, the financial statements include amounts based on informed estimates and best judgments of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.         Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141 (revised 2007), “Business Combinations”, which replaces SFAS No. 141, “Business Combinations”. SFAS No. 141(R) expands the definition of a business combination and requires the acquisition method of accounting to be used for all business combinations and an acquirer to be identified for each business combination. SFAS No. 141(R) also requires that all assets, liabilities, contingent considerations, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141(R) establishes requirement in the recognition of acquisition costs, restructuring costs and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of the adoption of the provisions of SFAS No. 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, SFAS No. 160 requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS No.160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this bulletin is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 07-01, “Accounting for Collaborative Arrangements”. EITF No. 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF No. 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF No. 07-01 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of the provisions of EITF No. 07-1 on its consolidated financial statements.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

3.     Inventories

	September 30,	December 31,
	2007	2007
	$	$

Raw materials and packaging material	9,451	9,135
Work in progress	1,998	1,676
Finished goods	15,257	19,584
	26,706	30,395

4.     Intangible Assets

	September 30, 2007
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	353,619	77,923	275,696
Indefinite life	103,896	12,375	91,521
	457,515	90,298	367,217

	December 31, 2007
	Cost	Accumulated amortization	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	356,772	82,867	273,905
Indefinite life	105,103	12,375	92,728
	461,875	95,242	366,633

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

5.     Segmented Information

The Company operates in a single field of activity, the pharmaceutical industry.

The Company operates in the following geographic areas:

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007
	$	$
Revenue
Canada
Domestic sales	12,465	9,508
Foreign sales	—	—
United States
Domestic sales	50,004	63,994
Foreign sales	1,064	1,200
European Union
Domestic sales	12,558	15,866
Foreign sales	2,578	2,309
Other	150	13
	78,819	92,890

Revenue is attributed to geographic areas based on the country of origin of the sales.

	September 30,	December 31,
	2007	2007
	$	$
Property, plant, equipment, intangible assets and goodwill
Canada	33,048	33,991
United States	124,382	123,773
European Union	238,933	239,483
Other	29,518	29,108
	425,881	426,355

6.     Financial Information Included in the Consolidated Operations

a)     Financial expenses

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007
	$	$

Interest on long-term debt (Note 8)	1,357	7
Bank charges	66	30
Financing fees	79	172
Amortization of deferred debt issue expenses (Note 8)	281	6
	1,783	215

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

6.     Financial Information Included in the Consolidated Operations (continued)

b)     Other information

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007
	$	$

Rental expenses	519	641
Shipping and handling expenses	1,574	1,236
Advertising expenses	1,934	2,880
Depreciation of property, plant and equipment	1,204	1,546
Amortization of intangible assets	4,198	4,381
Stock-based compensation expense	1,101	1,019

c)     Net income per common share

The following tables reconcile the numerators and the denominators of the basic and diluted net income per common share computations:

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007
	$	$

Net income available to common shareholders
Basic	17,501	22,328
Interest and amortization of deferred debt issue expenses relating to the convertible subordinated notes, net of income taxes	1,071	—
Net income available to common shareholders on a diluted basis	18,572	22,328

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007

Weighted average number of common shares
Weighted average number of common shares outstanding	45,844,396	55,999,471
Effect of dilutive stock options and relevant shares issuable under stock incentive plans	435,427	849,244
Effect of dilutive convertible subordinated notes	8,924,113	—
Adjusted weighted average number of common shares outstanding	55,203,936	56,848,715

Number of common shares outstanding as at January 25, 2008	55,375,481

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

6.     Financial Information Included in the Consolidated Operations (continued)

c)     Net income per common share (continued)

Options to purchase 1,268,238 common shares were outstanding as at December 31, 2006, but were not included in the computation of diluted net income per common share for the three-month period ended December 31, 2006, as the exercise price of the options was greater than the average market price of the common shares. All the options outstanding as at December 31, 2007, were included in the computation of diluted net income per common share for the three-month period ended December 31, 2007.

d)     Employee benefit plan

A subsidiary of the Company has a defined contribution plan (the “Plan”) for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay or up to limits set by the U.S. Internal Revenue Service. The Company may make matching contributions of a discretionary percentage. During the three-month period ended December 31, 2007, the Board of Directors approved, and the Company charged to operations, contributions to the Plan totalling $144,617 ($100,468 in 2006).

7.     Uncertain tax positions

Effective October 1, 2007, the Company adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. Fin No. 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of the provisions of FIN No. 48 did not have a material impact on the company’s consolidated financial position and results of operations, and a cumulative effect adjustment to the opening balance of retained earnings was not necessary. At October 1, 2007, the Company had unrecognized tax benefits of $1,245,000 which would favourably impact the Company’s effective tax rate if subsequently recognized. At December 31, 2007, the Company had unrecognized tax benefits of $905,000 which would favourably impact the Company’s effective tax rate if subsequently recognized.

The Company has historically recognized interest relating to income tax matters as a component of financial expenses and penalties related to income tax matters as a component of income tax expense. As at October 1, 2007, and December 31, 2007, the Company had accrued $43,587 and $54,483, respectively for interest relating to income tax matters. No amounts for penalties have been accrued at October 1, 2007, and December 31, 2007.

The Company files tax returns in Canada, the U.S. federal jurisdiction and various state, local and foreign jurisdictions. In many cases the Company’s uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company is subject to Canadian and provincial income tax examination for fiscal years 2003 through 2007. The Company is subject to federal and state income tax examination by U.S. tax authorities for fiscal years 2004 through 2007. There are numerous other income tax jurisdictions for which tax returns are not yet settled, none of which are individually significant.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

8.     Conversion of the Convertible Subordinated Notes

During the third quarter of fiscal 2007, the Company called for redemption all of its $125,000,000 4.25% Convertible Subordinated Notes (the “Notes”), and the holders of all of the Notes exercised their right to convert their Notes, in lieu of redemption, by June 28, 2007. The Company completed the conversion of the Notes by issuing an aggregate of 8,924,080 common shares and paying $613 in lieu of fractional shares. Long-term debt was consequently reduced by $125,000,000 and capital stock increased by the same amount. As a result of the conversion, financial expenses for the three-month period ended December 31, 2007 were reduced by $1,350,250 in interest on long-term debt and by $275,112 in amortization of deferred debt issue expenses compared to the corresponding period of fiscal 2007.

9      Stock incentive plans

The weighted average estimated fair value of granted stock options for the three-month periods ended December 31, 2007 and 2006 using the Black-Scholes option pricing model was as follows:

	For the	For the
	three-month	three-month
	period ended	period ended
	December 31,	December 31,
	2006	2007

Weighted average fair value of options	$5.70	—
Assumptions used
Expected term of options (years)	4.5	—
Expected stock price volatility	39%	—
Risk-free interest rate	4.41%	—
Expected dividend	—	—

10   Transaction and subsequent event

On November 29, 2007, the Company announced that it had entered into an agreement for the Company to be acquired by an affiliate of TPG Capital L.P. in an all-cash transaction with a total value of approximately $1.3 billion. Under the terms of the transaction, the affiliate of TPG Capital L.P. will acquire all of the common shares of Axcan for an offer price of $23.35 per common share. Axcan anticipates that the transaction will be completed in the first calendar quarter of 2008.

Under the terms and conditions of the agreement, each holder of stock options, whether vested or unvested, will be entitled to receive from the Company, in respect of each option, an amount of $23.35 less the applicable exercise price. All deferred share units and restricted share units will also be acquired or cancelled by the Company for a cash consideration of $23.35. Consequently, the Company will recognize the total amount of still unrecognized stock-based compensation costs which amounted to $6.5 million as at December 31, 2007. Furthermore, the conclusion of the proposed transaction is expected to result in additional expenses totalling between $23.1 million and $25.1 million, of which between $19.0 million and $21.0 million are related to investment banking and other professional fees and approximately $4.1 million related to payments to certain officers under their employment agreements, as a result of the change in control of the Company. During the three-month period ended December 31, 2007, the Company incurred costs associated with the proposed transaction of $3.7 million (approximately $2.5 million after tax, or $0.04 of  diluted net income per share) consisting primarily of investment banking fees (approximately $2.0 million) and professional fees directly related to the proposed transaction .